UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alliance Laundry Systems LLC
File No. 333-56857 CF# 22442

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Alliance Laundry Systems LLC submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2008.

Based on representations by Alliance Laundry Systems LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3 through May 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support